Exhibit 99.2
EnCana Corporation
Management’s Discussion and Analysis
For the period ended March 31, 2008
(U.S. Dollars)

First quarter report
for the period ended March 31, 2008
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2008, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated April 21, 2008.
Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisories section located at the end of this document. Except as otherwise noted, all 2008 comparative figures are for the quarter ended March 31 and are compared to the equivalent prior year period.
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oil company.
EnCana has defined its operations into the following segments:
•
Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities. The majority of the Company’s upstream operations are located in Canada and the U.S. Offshore and international exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products in the U.S. This segment represents EnCana’s 50 percent interest in a joint venture with ConocoPhillips.

•
Market Optimization is focused on enhancing the sale of EnCana’s upstream production. As part of these activities, Market Optimization buys and sells third party products to enhance EnCana’s operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

2008 versus 2007 Results Review
In the first quarter of 2008 compared to the first quarter of 2007, EnCana:
•
Increased Cash Flow by 36 percent to $2,389 million primarily due to increased crude oil and natural gas prices and higher production volumes offset by a decrease of $195 million after-tax in realized financial hedging gains;

•	Increased Operating Earnings by 23 percent to $1,045 million;

•
Reported an 81 percent decrease in Net Earnings to $93 million primarily due to after-tax unrealized mark-to-market losses of $737 million in 2008 compared with losses of $423 million in 2007 as well as increased future income taxes, higher depreciation, depletion and amortization (“DD&A”) expense and foreign exchange losses;

•	Increased Free Cash Flow by $271 million to $540 million;

•	Grew total production 9 percent to 4,557 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”), primarily from gas. On a per share basis, production increased 13 percent;

•	Increased production from natural gas key resource plays 18 percent and from oil key resource plays 10 percent;

•	Reported a 23 percent increase in natural gas prices to $7.75 per thousand cubic feet (“Mcf”) and an 87 percent increase in liquids prices to $75.44 per barrel (“bbl”);

•
Purchased approximately 4.6 million of its Common Shares at an average price of $66.80 per share under the Normal Course Issuer Bid (“NCIB”) for a total cost of $311 million in the first quarter of 2008;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
•
Was impacted by a 17 percent increase in the average U.S./Canadian dollar exchange rate that increased reported capital investment by $163 million, operating expense by $48 million, administrative expense by $14 million and DD&A expense by $90 million; and

•	Increased its quarterly dividend to 40 cents per share for the first quarter of 2008 compared to 20 cents per share in 2007.
Business Environment
EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials, crack spreads and the U.S./Canadian dollar exchange rate. The following table shows select market benchmark prices and foreign exchange rates to assist in understanding EnCana’s financial results:

	Three Months Ended March 31
		2008 vs
(Average for the period)	2008	2007	2007
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$7.13	-4%	$7.46
NYMEX ($/MMBtu)	8.03	19%	6.77
Rockies (Opal) ($/MMBtu)	7.02	27%	5.54
Texas (HSC) ($/MMBtu)	7.73	18%	6.54
Basis Differential ($/MMBtu)
AECO/NYMEX	0.84	110%	0.40
Rockies/NYMEX	1.01	-18%	1.23
Texas/NYMEX	0.30	30%	0.23
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	97.82	68%	58.23
Western Canadian Select (WCS) ($/bbl)	76.37	83%	41.77
Differential — WTI/WCS ($/bbl)	21.45	30%	16.46
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl)(1)	7.69	-40%	12.90
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.996	17%	0.854

(1)
3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel. 2007 and 2008 values are calculated using Ultra Low Sulphur Diesel.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Consolidated Financial Results

($ millions, except per	2008	2007				2006
share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Consolidated

Cash Flow (1)	$2,389	$1,934	$2,218	$2,549	$1,752	$1,761	$1,894	$1,815
- per share — diluted	3.17	2.56	2.93	3.33	2.25	2.18	2.30	2.15

Net Earnings	93	1,082	934	1,446	497	663	1,358	2,157
- per share — basic	0.12	1.44	1.24	1.91	0.65	0.84	1.68	2.60
- per share — diluted	0.12	1.43	1.24	1.89	0.64	0.82	1.65	2.55

Operating Earnings (2)	1,045	849	1,032	1,369	850	675	1,078	824
- per share — diluted	1.39	1.12	1.37	1.79	1.09	0.84	1.31	0.98

Continuing Operations

Cash Flow from Continuing Operations (1)	2,389	1,934	2,218	2,549	1,752	1,742	1,883	1,839

Net Earnings from Continuing Operations	93	1,007	934	1,446	497	643	1,343	1,593
- per share — basic	0.12	1.34	1.24	1.91	0.65	0.81	1.66	1.92
- per share — diluted	0.12	1.33	1.24	1.89	0.64	0.80	1.63	1.88

Operating Earnings from Continuing Operations (2)	1,045	849	1,032	1,369	850	672	1,064	841

Revenues, Net of Royalties	5,342	5,801	5,596	5,613	4,436	3,676	4,029	3,922

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are defined under the “Cash Flow” section of this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are defined under the “Operating Earnings” section of this MD&A.
CASH FLOW
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow from Continuing Operations is a non-GAAP measure defined as Cash Flow excluding Cash Flow from Discontinued Operations. While Cash Flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and by EnCana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Summary of Cash Flow

	Three Months Ended March 31
($ millions)	2008	2007
Cash From Operating Activities	$1,758	$1,908
(Add back) deduct:
Net change in other assets and liabilities	(93)	20
Net change in non-cash working capital	(538)	136

Cash Flow	$2,389	$1,752

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Three Months Ended March 31, 2008 versus 2007
Cash Flow in the first quarter of 2008 increased $637 million or 36 percent compared to the first quarter of 2007.
The increase in Cash Flow resulted from:
•	Average North American liquids prices, excluding financial hedges, increased 87 percent to $75.44 per bbl in 2008 compared to $40.25 per bbl in 2007;

•	Natural gas production volumes in 2008 increased 10 percent to 3,733 million cubic feet (“MMcf”) of gas per day (“MMcf/d”) from 3,400 MMcf/d in 2007; and

•	Average North American natural gas prices, excluding financial hedges, increased 23 percent to $7.75 per Mcf in 2008 compared to $6.32 per Mcf in 2007.
Cash Flow was reduced by:
•	Realized financial natural gas, crude oil and other commodity hedging gains of $13 million after-tax in 2008 compared with gains of $208 million after-tax in 2007; and

•
Increases in operating, production and mineral taxes, transportation and selling, administrative and interest expenses in 2008 compared with 2007 primarily due to the higher U.S./Canadian dollar exchange rate.

NET EARNINGS
Three Months Ended March 31, 2008 versus 2007
EnCana’s first quarter 2008 Net Earnings were $404 million lower compared to 2007. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Unrealized mark-to-market losses of $737 million after-tax in 2008 compared with losses of $423 million after-tax in 2007;

•	Income tax expense, excluding tax on unrealized mark-to-market losses, increased $265 million primarily due to future income taxes on unrealized foreign exchange gains; and

•
DD&A increased $192 million in 2008 compared to 2007 primarily due to the higher U.S./Canadian dollar exchange rate, the increase in production volumes and higher capitalized costs primarily related to the Deep Bossier acquisition in 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust Net Earnings and Net Earnings from Continuing Operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods. Operating Earnings are equal to Operating Earnings from Continuing Operations in the first quarter of 2008 and also in the comparative period in 2007.
Summary of Operating Earnings

	Three Months ended March 31
	2008		2007
($ millions, except per share amounts)	Per share(5)		Per share(5)
Net Earnings, as reported	$93	$0.12	$497	$0.64
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	(737)	(0.98)	(423)	(0.54)
Non-operating foreign exchange gain (loss), after-tax (1)	(215)	(0.29)	11	0.01
Gain (loss) on discontinuance, after-tax (2)	—	—	59	0.08

Operating Earnings (3) (4)	$1,045	$1.39	$850	$1.09

(1)
Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, the partnership contribution receivable, realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax and future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(2)	For 2007, gain on sale of interests in Chad.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. In 2007, EnCana changed its calculation of Operating Earnings to exclude the foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(4)	Unrealized gains or losses and realized foreign exchange gains or losses on settlement of intercompany transactions have no impact on Cash Flow.

(5)	Per Common Share — diluted.
FOREIGN EXCHANGE
As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate increased 17 percent to $0.996 in the first quarter of 2008 compared to $0.854 in the first quarter of 2007. The table below summarizes the impacts of this increase on EnCana’s operations when compared to the same period in 2007.

2008 Q1
Average U.S./Canadian Dollar Exchange Rate	$0.996
Change from Q1 2007	0.142

	$ millions	$/Mcfe
Increase (decrease) in:
Capital Investment	$163
Operating Expense	48	0.13
Administrative Expense ($/Mcfe)	14	0.04
DD&A Expense ($ millions)	90

Additional detail regarding the impact of foreign exchange on EnCana’s 2008 results is available in the Corporate Guidance on our website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
RESULTS OF OPERATIONS
Production Volumes

	2008	2007					2006
	Q1	2007	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Produced Gas (MMcf/d)	3,733	3,566	3,722	3,630	3,506	3,400	3,406	3,359	3,361
Crude Oil (bbls/d)	111,815	108,976	109,273	109,967	108,916	107,715	130,563	132,814	127,459
NGLs (bbls/d)	25,473	25,178	26,864	26,416	24,500	22,875	24,106	23,907	24,400

Total (MMcfe/d) (1)	4,557	4,371	4,539	4,448	4,306	4,184	4,334	4,299	4,272

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Production volumes increased 9 percent or 373 MMcfe/d in the first quarter of 2008 compared to the first quarter of 2007 due to increased production from EnCana’s natural gas key resource plays of 18 percent and from crude oil key resource plays of 10 percent offset partially by natural declines in conventional properties.
Key Resource Plays

	Three Months ended March 31
				Drilling Activity
	Daily Production			(net wells drilled)
		2008 vs
	2008	2007	2007	2008	2007
Natural Gas (MMcf/d)
Jonah	595	18%	504	43	39
Piceance	372	11%	334	83	65
East Texas	273	165%	103	11	7
Fort Worth	140	32%	106	21	14
Greater Sierra	205	10%	186	36	23
Cutbank Ridge(1)	271	17%	232	24	33
Bighorn(1)	146	34%	109	30	28
CBM	298	19%	251	251	408
Shallow Gas	715	-3%	735	496	416

	3,015	18%	2,560	995	1,033
Oil (Mbbls/d)
Foster Creek	27	31%	20	12	8
Christina Lake	2	-5%	3	—	—

	29	26%	23	12	8
Pelican Lake	24	4%	23	—	—
Weyburn	14	-9%	15	9	9

	67	10%	61	21	17

Total (MMcfe/d) (2)	3,417	17%	2,926	1,016	1,050

(1)
Key resource play production and wells drilled information in 2007 for Cutbank Ridge and Bighorn have been restated to include the addition of new areas and zones that now qualify for key resource play inclusion.

(2)	Total key resource play production and wells drilled information in 2007 has been restated to include the designation of Weyburn as an oil key resource play.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
CANADA, UNITED STATES AND OTHER
Produced Gas
Three Months Ended March 31, 2008 versus 2007
Financial Results

	2008
	Canada		United States		Total
($ millions, except per unit amounts in $ per thousand cubic feet)		$/Mcf		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$1,482	$7.44	$1,157	$8.19	$2,639	$7.75
Realized Financial Hedging Gain	67		26		93
Expenses
Production and mineral taxes	8	0.04	87	0.62	95	0.28
Transportation and selling	75	0.38	115	0.81	190	0.56
Operating	247	1.25	101	0.71	348	1.02

Operating Cash Flow / Netback (1)	$1,219	$5.77	$880	$6.05	$2,099	$5.89

Netback including Realized Financial Hedging						$6.16

Gas Production Volumes (MMcf/d)		2,181		1,552		3,733

	2007
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$1,250	$6.36	$687	$6.24	$1,937	$6.32
Realized Financial Hedging Gain	138		144		282
Expenses
Production and mineral taxes	20	0.10	58	0.53	78	0.26
Transportation and selling	70	0.36	66	0.61	136	0.45
Operating	177	0.91	75	0.67	252	0.82

Operating Cash Flow / Netback (1)	$1,121	$4.99	$632	$4.43	$1,753	$4.79

Netback including Realized Financial Hedging						$5.71

Gas Production Volumes (MMcf/d)		2,178		1,222		3,400

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Canada	$1,388	$144	$19	$(2)	$1,549
United States	831	90	262	—	1,183

Total Produced Gas	$2,219	$234	$281	$(2)	$2,732

(1)	Includes the impact of realized financial hedging.

(2)	Includes Gas-over-Bitumen revenues resulting from wells shut-in or denied production that are received from the Alberta Government.
Revenues, net of royalties, increased in the first quarter of 2008 compared with the same period in 2007 due to:
•	A 10 percent increase in natural gas production volumes and a 23 percent increase in North American natural gas prices, excluding the impact of financial hedging;
offset by:
•	A decrease in realized financial hedging gains, which totaled $93 million or $0.27 per Mcf in 2008 compared to gains of $282 million or $0.92 per Mcf in 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Produced gas volumes in the U.S. increased 27 percent in 2008 as a result of drilling and operational success at East Texas, Jonah, Piceance and Fort Worth as well as incremental volumes from the Deep Bossier acquisition and upgrades to the compression and gathering facilities at Jonah. Produced gas volumes in Canada were relatively unchanged in 2008 compared to 2007. Drilling success and new facilities in the key resource plays of CBM, Cutbank Ridge, Bighorn and Greater Sierra were offset by natural declines for the Shallow Gas key resource play and conventional properties.
The increase in EnCana’s North American natural gas price in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Variability in realized prices also reflects the weighting of EnCana’s various gas stream volumes at their respective benchmark price, net of applicable basis differential.
Natural gas per unit production and mineral taxes decreased in 2008 compared to 2007 for Canada primarily due to lower 2007 freehold mineral tax billed in the first quarter of 2008 and refunds related to prior year audits offset partially by the higher U.S./Canadian dollar exchange rate. Natural gas per unit production and mineral taxes in the U.S. increased 17 percent or $0.09 per Mcf in 2008 compared to 2007 mainly as a result of higher natural gas prices in the U.S. Rockies offset partially by a reduction in ad valorem taxes for Colorado properties.
Natural gas per unit transportation and selling costs for the U.S. increased 33 percent or $0.20 per Mcf in 2008 compared to 2007 as a result of higher unutilized transportation commitments, higher gathering costs and transporting gas greater distances on the Rockies Express Pipeline.
Natural gas per unit operating expenses for Canada in 2008 were 37 percent or $0.34 per Mcf higher than in 2007 primarily as a result of the higher U.S./Canadian dollar exchange rate discussed earlier, higher repairs and maintenance, workovers and salaries and benefits expenses. Operating costs in both Canada and the U.S. were also impacted by higher long-term compensation costs in 2008 compared to 2007 due to increases in the EnCana share price, which resulted in a $0.09 per Mcf increase in operating costs for North American natural gas.
Crude Oil and NGLs
Three Months Ended March 31, 2008 versus 2007
Financial Results

	2008
($ millions)	Canada(1)	United States	Total
Revenues, Net of Royalties	$635	$99	$734
Expenses
Production and mineral taxes	10	9	19
Transportation and selling	10	—	10
Operating	85	—	85

Operating Cash Flow	$530	$90	$620

	2007
	Canada(1)	United States	Total
Revenues, Net of Royalties	$375	$54	$429
Expenses
Production and mineral taxes	8	6	14
Transportation and selling	10	—	10
Operating	60	—	60

Operating Cash Flow	$297	$48	$345

(1)	Excludes Foster Creek/Christina Lake, which are discussed under Integrated Oil.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canada(2)	$375	$250	$10	$635
United States	54	39	6	99

Total Crude Oil and NGLs	$429	$289	$16	$734

(1)	Includes the impact of realized financial hedging.

(2)	Excludes Foster Creek/Christina Lake, which are discussed under Integrated Oil.
Revenues, net of royalties, increased in the first quarter of 2008 compared with the same period in 2007 due to:
•	A 90 percent increase in Canada crude oil prices and 78 percent increase in North American NGLs prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses on liquids of $49 million or $4.99 per bbl in 2008 compared to gains of $20 million or $2.07 per bbl in 2007.
Canada crude oil production decreased 2 percent primarily due to natural declines in conventional properties.
Per Unit Results — Crude Oil

	Canada(1)
($ per barrel)	2008	2007
Price (2)	$78.82	$41.42
Expenses
Production and mineral taxes	1.28	1.06
Transportation and selling	1.36	1.27
Operating	11.39	8.06

Netback	$64.79	$31.03

Crude Oil Production Volumes (bbls/d)	82,439	84,446

(1)	Excludes Foster Creek/Christina Lake, which are discussed under Integrated Oil.

(2)	Excludes the impact of realized financial hedging.
Canada crude oil prices in 2008 increased 90 percent compared to 2007. The increase reflects the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials on EnCana’s various crude oil blends. Total realized financial hedging losses on crude oil for Canada were approximately $43 million or $5.65 per bbl in 2008 compared to gains of approximately $18 million or $2.32 per bbl in 2007.
Canada crude oil per unit production and mineral taxes increased 21 percent or $0.22 per bbl in 2008 compared to 2007 primarily due to the higher U.S./Canadian dollar exchange rate and higher crude oil prices.
Canada crude oil per unit transportation and selling costs increased 7 percent or $0.09 per bbl in 2008 compared to 2007 due to the higher U.S./Canadian dollar exchange rate offset by lower clean oil trucking costs at Weyburn in 2008.
Canada crude oil per unit operating costs in 2008 increased 41 percent or $3.33 per bbl compared to 2007 mainly due to the higher U.S./Canadian dollar exchange rate, higher long-term compensation costs due to the increase in the EnCana share price and increased power, workovers, property taxes and chemicals costs.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. Costs directly associated with NGLs production such as production and mineral taxes and transportation and selling costs totaled $9 million in the first quarter of 2008 compared to $6 million in 2007. Average North American NGLs realized prices increased 78 percent to $81.24 per bbl in 2008 from $45.66 per bbl in 2007, which is consistent with the higher WTI benchmark price.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Upstream Depreciation, Depletion and Amortization
EnCana uses full cost accounting and calculates DD&A on a country-by-country cost centre basis.
Upstream DD&A expenses of $938 million in the first quarter of 2008 increased $182 million or 24 percent compared to 2007 due to:
•	North American production volumes excluding Foster Creek/Christina Lake increased 8 percent; and

•
DD&A rates in Canada for 2008 were lower than 2007 primarily as a result of the higher proved reserves offset in part by the impact of the higher U.S./Canadian dollar exchange rate. DD&A rates in 2008 for the U.S. are higher primarily due to higher capitalized costs, mainly attributable to the Deep Bossier acquisition.

INTEGRATED OIL
Three Months Ended March 31, 2008 versus 2007
Foster Creek/Christina Lake Operations
Financial Results

	Foster Creek/Christina Lake
($ millions)	2008	2007
Revenues, Net of Royalties	$238	$220
Expenses
Transportation and selling	120	124
Operating	41	49

Operating Cash Flow	$77	$47

Crude Oil Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Foster Creek/ Christina Lake	$220	37	(21)	2	238

(1)	Includes the impact of realized financial hedging.

(2)	Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation expense.
On January 2, 2007, EnCana became a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.
The goal of the upstream business is to increase production at Foster Creek/Christina Lake to approximately 400,000 bbls/d of bitumen (on a 100 percent basis) by 2015.
Revenues, net of royalties, increased in the first quarter of 2008 compared with the same period in 2007 due to:
•	A 79 percent increase in crude oil prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses of $23 million or $9.26 per bbl in 2008 compared to gains of $9 million or $3.27 per bbl in 2007; and

•	Lower sales volumes attributable to changes in inventory.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Per Unit Results — Crude Oil

	Foster Creek/Christina Lake
($ per barrel)	2008	2007
Price (1)	$59.67	$33.28
Expenses
Transportation and selling	2.72	3.07
Operating	16.62	17.12

Netback	$40.33	$13.09

Crude Oil Production Volumes (bbls/d)	29,376	23,269

(1)	Excludes the impact of realized financial hedging.
Foster Creek/Christina Lake crude oil prices in 2008 increased 79 percent compared to 2007. This increase reflects the changes in benchmark WTI and WCS crude oil prices compared to 2007.
Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2008 decreased 11 percent or $0.35 per bbl compared to 2007 due to variability in sales destinations and pipelines utilized to transport the bitumen volumes, offset partially by the higher U.S./Canadian dollar exchange rate.
Foster Creek/Christina Lake crude oil per unit operating costs decreased 3 percent or $0.50 per bbl in 2008 compared to 2007. The decrease is mainly due to volume growth partially offset by increased purchased fuel costs, staff levels and repairs and maintenance. In addition, operating costs for 2008 compared to 2007 were impacted by the higher U.S./Canadian dollar exchange rate and higher long-term compensation costs due to the increase in the EnCana share price.
Foster Creek/Christina Lake Depreciation, Depletion and Amortization
EnCana uses full cost accounting and calculates DD&A on a country-by-country cost centre basis.
Foster Creek/Christina Lake DD&A expenses of $28 million in 2008 decreased 7 percent compared to 2007 due to:
•	Lower sales volumes attributable to changes in inventory; and

•	DD&A rates in Canada for 2008 were lower than 2007 primarily as a result of the higher proved reserves offset in part by the impact of the higher U.S./Canadian dollar exchange rate.
Downstream Operations
Financial Results

	Three Months Ended March 31
($ millions)	2008	2007
Revenues	$2,046	$1,343
Expenses
Operating	132	100
Purchased product	1,821	1,134

Operating Cash Flow	$93	$109

The downstream business commenced on January 2, 2007 when EnCana became a 50 percent partner in the entity that owns the Wood River and Borger refineries operated by ConocoPhillips.
The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil and approximately 45,000 bbls/d of NGLs (on a 100 percent basis). The coker installed in 2007 is enabling the refinery to upgrade approximately 30,000 bbls/d of Western Canadian Select heavy crude.
The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis). During the first quarter of 2008, the refinery undertook scheduled maintenance on one of its gasoline producing units, a catalytic cracker, resulting in lower refinery utilization rates.
The goal of the downstream business is to refine in the aggregate at the Borger and Wood River refineries approximately 275,000 bbls/d of bitumen (on a 100 percent basis) by 2015 to primarily transportation fuels. Currently, the refineries have processing capability to refine up to approximately 70,000 bbls/d of bitumen.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Revenues reflect EnCana’s 50 percent share of the sale of refined petroleum products in the U.S. Operating Cash Flow during 2008 was impacted by weaker refining margins as evidenced by the Chicago 3-2-1 Crack Spread, which is disclosed in the Business Environment section of this MD&A. The Chicago 3-2-1 Crack Spread decreased 40 percent to $7.69 per bbl in the first quarter of 2008 compared to $12.90 per bbl in 2007. On a 100 percent basis, the two refineries have a combined crude oil refining capacity of 452,000 bbls/d and operated at an average 90 percent of that capacity during the first quarter of 2008 compared to 96 percent in the same period in 2007. Refined products averaged 435,000 bbls/d (217,500 bbls/d net to EnCana) in 2008 compared to 457,000 bbls/d (228,500 bbls/d net to EnCana) in 2007.
Purchased products, consisting mainly of crude oil, represented 93 percent of total expenses in 2008 compared to 92 percent in 2007. Operating costs for labour, utilities and supplies comprised the balance of expenses. Revenues and purchased product have increased 52 percent and 61 percent, respectively, in line with the significant increase in crude oil prices experienced in the quarter and the reduced refining margins.
Downstream refining DD&A was $44 million in 2008 compared to $36 million in 2007.
MARKET OPTIMIZATION
Financial Results

	Three Months Ended March 31
($ millions)	2008	2007
Revenues	$625	$756
Expenses
Transportation and selling	—	8
Operating	11	7
Purchased product	607	732

Operating Cash Flow	7	9
Depreciation, depletion and amortization	4	3

Segment Income	$3	$6

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
On January 1, 2006, EnCana adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 — Accounting for Purchases and Sales of Inventory with the Same Counterparty. The effect is to record purchases and sales of inventory that are entered into in contemplation of each other with the same counterparty on a net basis in the Consolidated Statement of Earnings. These purchases and sales are used to optimize transportation or fulfill marketing arrangements. As a result of applying this policy, reported revenues and purchased product costs included offsets of $1,247 million for the first quarter of 2008 compared to $899 million in 2007.
Revenues and Purchased product expenses decreased in 2008 compared with 2007 mainly due to overall volume decreases required for Market Optimization partially offset by increased pricing.
CORPORATE
Financial Results

	Three Months Ended March 31
($ millions)	2008	2007
Revenues	$(1,096)	$(615)
Expenses
Operating	(2)	(1)
Depreciation, depletion and amortization	21	18

Segment Income (Loss)	$(1,115)	$(632)

Revenues represent unrealized mark-to-market gains or losses related to financial natural gas and crude oil hedge contracts.
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Consolidated Corporate Expenses

	Three Months Ended March 31
($ millions)	2008	2007
Administrative	$156	$95
Interest, net	134	101
Accretion of asset retirement obligation	21	14
Foreign exchange (gain) loss, net	95	(12)
(Gain) loss on divestitures	—	(59)
Administrative expenses increased $61 million in the first quarter of 2008 compared to 2007 primarily due to higher long-term compensation expenses of $37 million as a result of the increase in the EnCana share price. The higher U.S./Canadian dollar exchange rate added an additional $15 million and the remaining increase was due to increased staff levels, higher salaries, and other related expenses.
Net interest expense in the first quarter of 2008 increased $33 million from 2007 primarily as a result of higher average outstanding debt. EnCana’s total long-term debt, including current portion, increased $2,870 million to $10,107 million at March 31, 2008 compared with $7,237 million at March 31, 2007 primarily due to the Deep Bossier acquisition. EnCana’s year-to-date weighted average interest rate on outstanding debt was 5.6 percent in 2008 and 2007.
The foreign exchange loss of $95 million in the first quarter of 2008 is primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by revaluation of the partnership contribution receivable.
The gain on divestitures in 2007 relates to the divestiture of interests in Chad.
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended March 31
($ millions)	2008	2007
Revenues
Natural Gas	$(1,113)	$(555)
Crude Oil	17	(60)

	(1,096)	(615)
Expenses	(3)	(1)

	(1,093)	(614)
Income Tax Expense (Recovery)	(356)	(191)

Unrealized Mark-to-Market Gains (Losses), after-tax	$(737)	$(423)

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 16 to the Interim Consolidated Financial Statements.
Income Tax
The effective tax rate for the three months ended March 31, 2008 was 75.4 percent compared to 27.1 percent in 2007. The 2008 rate includes the impact of a $156 million tax charge in respect of foreign exchange gains, of which $152 million relates to future income taxes on unrealized foreign exchange gains and $4 million is reflected in current taxes for realized foreign exchange gains. If the $152 million of future income taxes is removed from the calculation, the effective tax rate for the quarter is 35.2%.
Cash taxes were $364 million in the first quarter of 2008 compared to $375 million in 2007. The decrease of $11 million is due to $48 million of lower taxes in Canada offset by $37 million of higher U.S. taxes in 2008. The increase in U.S. tax is due to increased income from U.S. upstream operations.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Further information regarding EnCana’s effective tax rate can be found in Note 8 to the Interim Consolidated Financial Statements. EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings, which are subject to tax, either current or future. There are a variety of items of this type, including:
•	The effects of asset divestitures where the tax values of the assets sold differ from their accounting values;

•	Adjustments for changes to tax rates and other tax legislation, which have an impact on future income tax obligations;

•	The non-taxable half of Canadian capital gains or losses; and

•	Items where the income tax treatment is different from the accounting treatment.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
NET CAPITAL INVESTMENT
Capital Summary

	Three Months Ended March 31
($ millions)	2008	2007

Canada	$1,069	$861
United States	519	439
Other	25	18
Integrated Oil	223	115
Market Optimization	2	1
Corporate	11	49

Capital Investment	1,849	1,483
Acquisitions	58	7
Divestitures	(72)	(281)

Net Capital Investment	$1,835	$1,209

EnCana’s Capital Investment for the three months ended March 31, 2008 was funded by Cash Flow and debt.
Capital investment during the first quarter of 2008 was primarily focused on continued development of EnCana’s North American key resource plays and expansion of the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips. As disclosed in the Foreign Exchange section of this MD&A, capital expenditures were also influenced by the rise in the average U.S./Canadian dollar exchange rate, which increased Capital Investment by $163 million.
Canada, United States and Other Capital Investment
The $295 million increase in Canada, United States and Other capital investment in the first quarter of 2008 compared to the same period in 2007 was primarily due to:
•	Canada capital investment of $1,069 million in the first quarter of 2008 increased $208 million primarily due to:
•	The rise in the average U.S./Canadian dollar exchange rate which increased Canada capital by $144 million; and

•
Drilling, completion and facilities costs increased due to increased well tie-ins and a gas processing facility expansion. The Company drilled more wells in the Shallow Gas key resource play, which was offset by fewer wells in the CBM key resource play. In Canada, the Company drilled 954 net wells in the first quarter of 2008 compared to 1,094 net wells in 2007.

•
U.S. capital investment increased $80 million to $519 million primarily due to increased drilling and completion activity in the East Texas and Piceance key resource plays, including incremental costs from the Deep Bossier acquisition. The number of net wells drilled in the U.S. increased slightly to 178 from 162 in 2007.

Integrated Oil Capital Investment
Integrated Oil capital investment during the first quarter of 2008 was primarily focused on continued development of the Foster Creek and Christina Lake resource plays and on capacity maintenance and bitumen expansion projects primarily at the Wood River refinery. The $108 million increase in Integrated Oil capital investment in the first quarter of 2008 compared to the same period in 2007 was primarily due to higher facility costs at Foster Creek to increase plant capacity to 120,000 bbls/d to accommodate Phases D and E expansion. In addition, drilling costs were higher due to drilling of 23 new well pairs (12 net to EnCana) at Foster Creek and 257 stratigraphic test wells (129 net to EnCana) at Foster Creek and Christina Lake related to the next phases of development. The rise in the average U.S./Canadian dollar exchange rate increased Foster Creek/Christina Lake capital by $9 million.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Corporate Capital Investment
Corporate capital investment in 2008 and 2007 included land purchases and costs related to the development of a Calgary office complex. On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and entered into a 25 year lease agreement with a third party developer. In addition, capital investment has been directed to business information systems and leasehold improvements.
Acquisitions and Divestitures
Acquisitions included minor property acquisitions in the first quarter of 2008 and 2007.
In September 2007, EnCana signed an agreement to sell its remaining interests in Brazil for approximately $165 million before closing adjustments. The sale is subject to closing conditions and regulatory approvals, and was initially expected to be completed in the first quarter of 2008. As a result of a labour dispute within the regulator in Brazil, expected approval of this transaction has been delayed. Resolution of the dispute and the timing of any subsequent approval cannot be determined with certainty at this time, but is still expected to occur in 2008.
EnCana completed the following significant divestitures in the first quarter of 2007:
•	The sale of its interests in Chad for $207 million resulting in a gain on sale of $59 million; and

•	The sale of The Bow office project assets for approximately $57 million, largely representing its investment at the date of sale.
Proceeds from these divestitures were directed primarily to the purchase of shares under EnCana’s NCIB.
Liquidity and Capital Resources

	Three Months Ended March 31
($ millions)	2008	2007
Net cash provided by (used in)
Operating activities	$1,758	$1,908
Investing activities	(1,534)	(1,248)
Financing activities	116	(726)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(4)	1

Increase (decrease) in cash and cash equivalents	$336	$(65)

Operating Activities
Cash Flow was $2,389 million during the first quarter of 2008 compared to $1,752 million for the same period in 2007. Reasons for this increase are discussed under the Cash Flow section of this MD&A. Net cash provided by operating activities was also impacted by net changes in non-cash working capital, including an increase in the risk management liability offset by a decrease in income tax payable and increase in inventory.
Investing Activities
Net cash used for investing activities in the first quarter of 2008 increased $286 million compared to the same period in 2007. Capital expenditures, including property acquisitions, in the first quarter of 2008 increased $417 million compared to 2007 primarily due to the higher U.S./Canadian dollar exchange rate and increased drilling, completions and facilities costs.
Financing Activities
Net issuance of long-term debt in the first quarter of 2008 was $664 million compared to net issuance of $434 million for the same period in 2007. EnCana’s debt adjusted for working capital (“net debt”) was $11,930 million as at March 31, 2008 compared with $10,726 million as at December 31, 2007.
EnCana maintains numerous committed bank credit facilities and shelf prospectuses.
On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
On March 11, 2008, EnCana filed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. The shelf prospectus replaces EnCana’s $2.0 billion shelf prospectus which was fully utilized.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
As at March 31, 2008, EnCana had available unused committed bank credit facilities in the amount of $3.1 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $7.2 billion.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s Ratings Service has assigned a rating of A- with a “Stable” outlook, DBRS Limited has assigned a rating of A(low) with a “Stable” trend and Moody’s Investors Service has assigned a rating of Baa2 with a “Positive” outlook.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under an NCIB. During the first quarter of 2008, EnCana purchased 4.6 million of its Common Shares for total consideration of $311 million compared with 23.3 million Common Shares for total consideration of $1,094 million for the same period in 2007.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. EnCana doubled its quarterly dividend to 40 cents per share in the first quarter of 2008 and payments totaled $300 million compared with $153 million for the same period in 2007. These dividends were funded by Cash Flow.
Financial Metrics

	March 31		December 31
	2008		2007

Net Debt to Capitalization (1)	38%		34%
Net Debt to Adjusted EBITDA (2)	1.3	x	1.2	x

(1)	Net Debt is a non-GAAP measure defined as Long-Term Debt plus Current Liabilities less Current Assets. Capitalization is a non-GAAP measure defined as Net Debt plus Shareholders’ Equity.

(2)
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

Net Debt to Capitalization and Net Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. EnCana’s Net Debt to Capitalization ratio increased to 38 percent from 34 percent at December 31, 2007 primarily due to unrealized mark-to-market losses on risk management instruments which increased Net Debt. Excluding this impact, the Net Debt to Capitalization ratio would have been 35 percent at March 31, 2008 and would have remained unchanged at 34 percent as at December 31, 2007.
Free Cash Flow
EnCana’s first quarter 2008 Free Cash Flow increased $271 million compared to the same period in 2007. Reasons for the increase in total Cash Flow and capital investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

	Three Months Ended March 31
($ millions)	2008	2007

Cash Flow (1)	$2,389	$1,752
Capital Investment	1,849	1,483

Free Cash Flow (2)	$540	$269

(1)	Cash Flow is a non-GAAP measure and is defined under the “Cash Flow” section of this MD&A.

(2)
Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing and/or financing activities.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Outstanding Share Data

	March 31	December 31
(millions)	2008	2007
Common Shares outstanding, beginning of year	750.2	777.9
Common Shares issued under option plans	2.4	8.3
Common Shares purchased	(2.6)	(36.0)

Common Shares outstanding, end of period	750.0	750.2

Weighted average Common Shares outstanding — diluted	753.0	764.6

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at March 31, 2008 and 2007.
Employees have been granted options to purchase Common Shares under various plans. At March 31, 2008, approximately 1.0 million options without Tandem Share Appreciation Rights (“TSARs”) attached were outstanding, all of which are exercisable.
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted after December 31, 2003 have an associated TSAR attached which gives employees the right to elect to receive a cash payment equal to the excess of the market price of EnCana’s common shares over the exercise price of their stock option in exchange for surrendering their stock option. The exercise of a TSAR, for a cash payment, does not result in the issuance of any additional EnCana common shares, so has no dilutive effect. Historically, virtually all employees holding options with TSARs attached wishing to realize the value of their options have exercised their TSARs to receive a cash payment. At March 31, 2008, approximately 34.2 million options with TSARs attached were outstanding, of which 10.6 million are exercisable. During the first quarter of 2008, vesting provisions for the PSUs granted in 2005 were met and 2.0 million shares were distributed from the EnCana Employee Benefit Plan Trust. Additional information on these incentives is contained in Note 17 of the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007.
In 2008, EnCana granted Share Appreciation Rights (“SARs”) and Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt obligations of $10,129 million at March 31, 2008 are $1,884 million in obligations related to Bankers’ Acceptances and Commercial Paper. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 10 to the Interim Consolidated Financial Statements.
As at March 31, 2008, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 108 Bcf at a weighted average price of $4.28 per Mcf. As at March 31, 2008, these transactions had an unrealized loss of $368 million.
Leases
In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Deep Panuke
In October 2007, EnCana received regulatory approval from the Canada-Nova Scotia Offshore Petroleum Board to develop the Deep Panuke natural gas project located about 175 kilometres offshore Nova Scotia. Expected to start production in 2010, the approximately $700 million project is expected to deliver between 200 MMcf/d and 300 MMcf/d to markets in Canada and the northeast U.S.
On January 4, 2008, EnCana signed a contract pertaining to the Production Field Center (“PFC”) for the Deep Panuke project. The agreement is for Single Buoy Moorings to construct a production facility that EnCana will lease upon delivery, expected in late 2010. EnCana also has the option to purchase the facility. EnCana has determined that it has substantially all the construction period risk and consequently is reporting the PFC as an asset under construction during the construction period. Once in service, the asset will be classified as a capital lease.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
The Bow
On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Cost of design changes to the building requested by EnCana and leasehold improvements will be the responsibility of the Company.
Variable Interest Entities (“VIEs”)
On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. Pursuant to the agreement with Brown Kilgore, EnCana operates the properties, receives all of the revenue and pays all of the expenses associated with the properties. The arrangement with Brown Kilgore will be complete on May 18, 2008 and the assets will be transferred to EnCana at that time. EnCana has determined that the relationship with Brown Kilgore represents an interest in a VIE and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Kilgore from the date of acquisition.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
New Accounting Standards Adopted
As disclosed in the year-end MD&A, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 “Inventories”, Section 3863 “Financial Instruments — Presentation”, Section 3862 “Financial Instruments — Disclosures” and Section 1535 “Capital Disclosures” on January 1, 2008. The adoption of these standards has had no material impact on the Company’s Net Earnings or Cash Flows. Additional information on the effects of the implementation of the new standards can be found in Note 2 to the Interim Consolidated Financial Statements.
Recent Accounting Pronouncements
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As EnCana will be required to report its results in accordance with IFRS starting in 2011, the Company is assessing the potential impacts of this changeover and developing its plan accordingly.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Risk Management
EnCana’s results are affected by:
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks);

•	operational risks;

•	environmental, health, safety and security risks; and

•	reputational risks.
EnCana takes a proactive approach in the identification and management of risks that can affect the Company. Mitigation of these risks include, but are not limited to, the use of derivative instruments, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect EnCana’s reputation. Further discussion regarding the specific risks and mitigation of these risks can be found in the December 31, 2007 Management’s Discussion and Analysis and Note 16 to the Interim Consolidated Financial Statements.
Alberta Royalty Framework
On October 25, 2007, the Alberta Government announced a new Alberta Royalty Framework (“ARF”). The ARF establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. The changes introduced by the ARF are to be effective January 1, 2009.
The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software by the Alberta Government to support the calculation and collection of royalties. Additionally, certain proposed changes contemplate further public and/or industry consultation. There may be modifications introduced to the ARF prior to the implementation thereof.
Climate Change
A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants while some jurisdictions have provided details on these regulations. It is anticipated that other jurisdictions will announce emissions reduction plans in the future.
Canadian Federal GHG regulations are expected to be developed later this fall, finalized in 2009 and come into force on January 1, 2010. Additional details on the regulatory framework for greenhouse gases that was announced in April 2007 have been released, which include information on reporting thresholds, facility-specific and sector-wide and corporate-specific targets, carbon capture and storage based targets, cleaner fuel standard for new facilities (built after 2004), technology fund, emissions coverage, cogeneration, harmonization and an offsets system. These details provide some clarification on the direction the federal government would like to take on emissions policy, but specific details on the costs to the Company will not be known until additional information can be gathered from the government.
The Alberta Government has set targets for GHG emissions reductions of 14 percent below 2005 levels by 2050, with 70 percent of the reductions to come from carbon capture and storage. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Management Fund.
In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ will be applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate starts at C$10 per tonne of carbon-equivalent emissions, rising by C$5 per tonne a year for the next four years.
As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating costs in order to comply with GHG emissions legislation. However, EnCana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	our significant production weighting in natural gas;

•	our recognition as an industry leader in CO2 sequestration;

•	our focus on energy efficiency and the development of technology to reduce GHG emissions;

•	our involvement in the creation of industry best practices; and

•	our industry leading steam to oil ratio, which translates directly into lower emissions intensity.
EnCana’s strategy for addressing the implications of emerging carbon regulations is proactive and is comprised of three principal elements:
1.	Manage Existing Costs

When regulations are implemented a cost is placed on EnCana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking, attention to fuel consumption, and a focus on minimizing our steam to oil ratio help to support and drive our focus on cost reduction.

2.	Respond to Price Signals

As regulatory regimes for GHGs develop in the jurisdictions where we work inevitably price signals begin to emerge. We have initiated an Energy Efficiency Initiative in an effort to improve the energy efficiency of our operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, where appropriate, EnCana is also attempting to realize the associated value of its reduction projects.

3.	Anticipate Future Carbon Constrained Scenarios

EnCana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions we gain useful knowledge that allows us to explore different strategies for managing our emissions and costs. These scenarios inform our long range planning and our analyses on the implications of regulatory trends.

EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on our website at www.encana.com.
Outlook
EnCana plans to continue to focus principally on growing natural gas and crude oil production from unconventional resource plays in North America and on developing its high quality in-situ oil resources and expanding the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
Volatility in crude oil prices is expected to continue throughout 2008 as a result of market uncertainties over supply and refining disruptions, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight U.S. Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked and that unconventional resource plays can offset conventional gas production declines over the next few years. Past this period, the industry’s ability to continue to grow gas supply is expected to be challenged in North America by land access and regulatory issues.
The Company expects its 2008 capital investment program to be funded from Cash Flow and debt.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on EnCana’s 2008 results is available in the Corporate Guidance on our website at www.encana.com. EnCana’s news release dated April 22, 2008 and financial statements are available on www.sedar.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Advisories
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projections relating to the adequacy of the Company’s provision for taxes; the potential impact of implementation of the Alberta Royalty Framework on EnCana’s financial condition and projected 2008 capital investments; the expected timing of, and closing of, the sale of the Company’s interests in Brazil; projections with respect to growth of natural gas production from unconventional resource plays and in-situ oil resources; the expansion of the Company’s downstream heavy oil processing capacity; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2008 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2008 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the climate change initiatives on operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; projections relating to the Company’s Deep Panuke project, including projected production levels and the timing thereof and the timing for completion of project facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to offset future conventional gas production declines over the next few years. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2008
Resource Play
Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this document and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $1.00 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow from Continuing Operations, Cash Flow per share — diluted, Free Cash Flow, Operating Earnings, Operating Earnings from Continuing Operations, Operating Earnings per share — diluted, Adjusted EBITDA, Net Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to EnCana
For convenience, references in this document to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)